

August 10, 2011

Via E-Mail
David A. DeLorenzo, Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **Re: Dole Food Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 14, 2011**
> **File No. 001-04455**

Dear Mr. DeLorenzo:

We have reviewed your response to our comment letter dated June 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Exhibits

1.   We note your response to comment two of our letter dated June 16, 2011 and we reissue it in part. Please confirm that you will file Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 of your Form 8-K filed on February 25, 2011 in their entirety, pursuant to Item 601(b)(10) of Regulation S-K with your next periodic report. To the extent you seek to omit materials in the attachments to those exhibits, please file a confidential treatment request or advise us as to why you believe you do not need to file a confidential treatment request.

Questions may be directed to John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 for financial statement and accounting issues. You may contact Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director